SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. ___)*

Blue Apron Holdings, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value

(Title of Class of Securities)

09523Q101

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 17 Pages

Exhibit Index Contained on Page 14

CUSIP NO. 09523Q101	13 G	Page 2 of 17

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON First Round Capital IV, L.P. (“FRC IV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
13,651,962 Class A Common Stock (“shares”); except that First Round Capital Management IV, L.P. (the “DGP”), the general partner of FRC IV, and First Round Capital Management IV, LLC (the “UGP”), the general partner of the DGP, may be deemed to have sole power to vote these shares, and Phineas Barnes (“Barnes”), Christopher Fralic (“Fralic”), Robert Hayes (“Hayes”), Joshua Kopelman (“Kopelman”) and William Trenchard (“Trenchard”) may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
13,651,962 shares; except that the DGP, the general partner of FRC IV, and the UGP, the general partner of the DGP, may be deemed to have sole power to dispose of these shares, and Barnes, Fralic, Hayes, Kopelman and Trenchard may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,651,962*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 32.0%*
12	TYPE OF REPORTING PERSON* PN

*Consists of 1,085,701 Class A common shares and 12,566,261 Class B common shares held directly by FRC IV. Each Class B common share is convertible at the option of the holder into one Class A common share. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding Class A common shares only (assuming conversion of the 12,566,261 Class B common shares held by FRC IV).  If the outstanding number of shares included both Class A and B common shares, this percentage would be 7.2%.

CUSIP NO. 09523Q101	13 G	Page 3 of 17

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON First Round Capital IV Partners Fund, L.P. (“FRC IV PF”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
238,445 shares; except that the DGP, the general partner of FRC IV PF, and the UGP, the general partner of the DGP, may be deemed to have sole power to vote these shares, and Barnes, Fralic, Hayes, Kopelman and Trenchard may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
238,445 shares; except that the DGP, the general partner of FRC IV PF, and the UGP, the general partner of the DGP, may be deemed to have sole power to dispose of these shares, and Barnes, Fralic, Hayes, Kopelman and Trenchard may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 238,445*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.8%
12	TYPE OF REPORTING PERSON* PN

*Consists of 18,962 Class A common shares and 219,483 Class B common shares held directly by FRC IV PF. Each Class B common share is convertible at the option of the holder into one Class A common share. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding Class A common shares only (assuming conversion of the 219,483 Class B common shares held by FRC IV PF).  If the outstanding number of shares included both Class A and B common shares, this percentage would be 0.1%.

CUSIP NO. 09523Q101	13 G	Page 4 of 17

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON First Round Capital Management IV, L.P. (“DGP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
13,890,407 shares, of which 13,651,962 shares are directly owned by FRC IV and 238,445 shares are directly owned by FRC IV PF. DGP, the general partner of each of FRC IV and FRC IV PF, and UGP, the general partner of the DGP, may be deemed to have sole power to vote these shares, and Barnes, Fralic, Hayes, Kopelman and Trenchard may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
13,890,407 shares, of which 13,651,962 shares are directly owned by FRC IV and 238,445 shares are directly owned by FRC IV PF. DGP, the general partner of each of FRC IV and FRC IV PF, and UGP, the general partner of the DGP, may be deemed to have sole power to dispose of these shares, and Barnes, Fralic, Hayes, Kopelman and Trenchard may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,890,407*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 32.4%*
12	TYPE OF REPORTING PERSON* PN

*Consists of 1,104,663 Class A common shares and 12,785,744 Class B common shares indirectly held by DGP. Each Class B common share is convertible at the option of the holder into one Class A common share. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding Class A common shares only (assuming conversion of the 12,566,261 Class B common shares held by FRC IV and the 219,483 Class B common shares held by FRC IV PF).  If the outstanding number of shares included both Class A and B common shares, this percentage would be 7.3%.

CUSIP NO. 09523Q101	13 G	Page 5 of 17

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON First Round Capital Management IV, LLC (“UGP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
13,890,407 shares, of which 13,651,962 shares are directly owned by FRC IV and 238,445 shares are directly owned by FRC IV PF. UGP is the general partner of DGP, the general partner of each of FRC IV and FRC IV PF, and may be deemed to have sole power to vote such shares, except that DGP, the general partner of each of FRC IV and FRC IV PF, may be deemed to have sole power to vote these shares, and Barnes, Fralic, Hayes, Kopelman and Trenchard may be deemed to have shared power to vote these shares
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
13,890,407 shares, of which 13,651,962 shares are directly owned by FRC IV and 238,445 shares are directly owned by FRC IV PF. UGP is the general partner of DGP, the general partner of each of FRC IV and FRC IV PF, and may be deemed to have sole power to dispose of such shares, except that DGP, the general partner of each of FRC IV and FRC IV PF, may be deemed to have sole power to dispose of these shares, and Barnes, Fralic, Hayes, Kopelman and Trenchard may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,890,407*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 32.4%*
12	TYPE OF REPORTING PERSON* OO

*Consists of 1,104,663 Class A common shares and 12,785,744 Class B common shares indirectly held by UGP. Each Class B common share is convertible at the option of the holder into one Class A common share. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding Class A common shares only (assuming conversion of the 12,566,261 Class B common shares held by FRC IV and the 219,483 Class B common shares held by FRC IV PF).  If the outstanding number of shares included both Class A and B common shares, this percentage would be 7.3%.

CUSIP NO. 09523Q101	13 G	Page 6 of 17

1	NAME OF REPORTING PERSON Phineas Barnes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6	SHARED VOTING POWER
13,890,407 shares, of which 13,651,962 shares are directly owned by FRC IV and 238,445 shares are directly owned by FRC IV PF. DGP, the general partner of each of FRC IV and FRC IV PF, and UGP, the general partner of DGP, may each be deemed to have sole power to vote such shares and Barnes may each be deemed to have shared power to vote such shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
8	SHARED DISPOSITIVE POWER
13,890,407 shares, of which 13,651,962 shares are directly owned by FRC IV and 238,445 shares are directly owned by FRC IV PF. DGP, the general partner of each of FRC IV and FRC IV PF, and UGP, the general partner of DGP, may each be deemed to have sole power to dispose of such shares and Barnes may each be deemed to have shared power to dispose of such shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,890,407*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 32.4%*
12	TYPE OF REPORTING PERSON* IN

*Consists of 1,085,701 Class A common shares and 12,566,261 Class B common shares held directly by FRC IV and 18,962 Class A common shares and 219,483 Class B common shares held directly by FRC IV PF. Each Class B common share is convertible at the option of the holder into one Class A common share. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding Class A common shares only (assuming conversion of the 12,566,261 Class B common shares held by FRC IV and the 219,483 Class B common shares held by FRC IV PF).  If the outstanding number of shares included both Class A and B common shares, this percentage would be 7.3%.

CUSIP NO. 09523Q101	13 G	Page 7 of 17

1	NAME OF REPORTING PERSON Christopher Fralic
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF	5	SOLE VOTING POWER 0 shares.
SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER
13,890,407 shares, of which 13,651,962 shares are directly owned by FRC IV and 238,445 shares are directly owned by FRC IV PF. DGP, the general partner of each of FRC IV and FRC IV PF, and UGP, the general partner of DGP, may each be deemed to have sole power to vote such shares and Fralic may each be deemed to have shared power to vote such shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
8	SHARED DISPOSITIVE POWER
13,890,407 shares, of which 13,651,962 shares are directly owned by FRC IV and 238,445 shares are directly owned by FRC IV PF. DGP, the general partner of each of FRC IV and FRC IV PF, and UGP, the general partner of DGP, may each be deemed to have sole power to dispose of such shares and Fralic may each be deemed to have shared power to dispose of such shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,890,407*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 32.4%*
12	TYPE OF REPORTING PERSON* IN

*Consists of 1,085,701 Class A common shares and 12,566,261 Class B common shares held directly by FRC IV and 18,962 Class A common shares and 219,483 Class B common shares held directly by FRC IV PF. Each Class B common share is convertible at the option of the holder into one Class A common share. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding Class A common shares only (assuming conversion of the 12,566,261 Class B common shares held by FRC IV and the 219,483 Class B common shares held by FRC IV PF).  If the outstanding number of shares included both Class A and B common shares, this percentage would be 7.3%.

CUSIP NO. 09523Q101	13 G	Page 8 of 17

1	NAME OF REPORTING PERSON Robert Hayes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF	5	SOLE VOTING POWER 0 shares.
SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER
13,890,407 shares, of which 13,651,962 shares are directly owned by FRC IV and 238,445 shares are directly owned by FRC IV PF. DGP, the general partner of each of FRC IV and FRC IV PF, and UGP, the general partner of DGP, may each be deemed to have sole power to vote such shares and Hayes may each be deemed to have shared power to vote such shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
8	SHARED DISPOSITIVE POWER
13,890,407 shares, of which 13,651,962 shares are directly owned by FRC IV and 238,445 shares are directly owned by FRC IV PF. DGP, the general partner of each of FRC IV and FRC IV PF, and UGP, the general partner of DGP, may each be deemed to have sole power to dispose of such shares and Hayes may each be deemed to have shared power to dispose of such shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,890,407*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 32.4%*
12	TYPE OF REPORTING PERSON* IN

*Consists of 1,085,701 Class A common shares and 12,566,261 Class B common shares held directly by FRC IV and 18,962 Class A common shares and 219,483 Class B common shares held directly by FRC IV PF. Each Class B common share is convertible at the option of the holder into one Class A common share. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding Class A common shares only (assuming conversion of the 12,566,261 Class B common shares held by FRC IV and the 219,483 Class B common shares held by FRC IV PF).  If the outstanding number of shares included both Class A and B common shares, this percentage would be 7.3%.

CUSIP NO. 09523Q101	13 G	Page 9 of 17

1	NAME OF REPORTING PERSON Joshua Kopelman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF	5	SOLE VOTING POWER 0 shares.
SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER
13,890,407 shares, of which 13,651,962 shares are directly owned by FRC IV and 238,445 shares are directly owned by FRC IV PF. DGP, the general partner of each of FRC IV and FRC IV PF, and UGP, the general partner of DGP, may each be deemed to have sole power to vote such shares and Kopelman may each be deemed to have shared power to vote such shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
8	SHARED DISPOSITIVE POWER
13,890,407 shares, of which 13,651,962 shares are directly owned by FRC IV and 238,445 shares are directly owned by FRC IV PF. DGP, the general partner of each of FRC IV and FRC IV PF, and UGP, the general partner of DGP, may each be deemed to have sole power to dispose of such shares and Kopelman may each be deemed to have shared power to dispose of such shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,890,407*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 32.4%*
12	TYPE OF REPORTING PERSON* IN

*Consists of 1,085,701 Class A common shares and 12,566,261 Class B common shares held directly by FRC IV and 18,962 Class A common shares and 219,483 Class B common shares held directly by FRC IV PF. Each Class B common share is convertible at the option of the holder into one Class A common share. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding Class A common shares only (assuming conversion of the 12,566,261 Class B common shares held by FRC IV and the 219,483 Class B common shares held by FRC IV PF).  If the outstanding number of shares included both Class A and B common shares, this percentage would be 7.3%.

CUSIP NO. 09523Q101	13 G	Page 10 of 17

1	NAME OF REPORTING PERSON William Trenchard
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF	5	SOLE VOTING POWER 0 shares.
SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER
13,890,407 shares, of which 13,651,962 shares are directly owned by FRC IV and 238,445 shares are directly owned by FRC IV PF. DGP, the general partner of each of FRC IV and FRC IV PF, and UGP, the general partner of DGP, may each be deemed to have sole power to vote such shares and Trenchard may each be deemed to have shared power to vote such shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
8	SHARED DISPOSITIVE POWER
13,890,407 shares, of which 13,651,962 shares are directly owned by FRC IV and 238,445 shares are directly owned by FRC IV PF. DGP, the general partner of each of FRC IV and FRC IV PF, and UGP, the general partner of DGP, may each be deemed to have sole power to dispose of such shares and Trenchard may each be deemed to have shared power to dispose of such shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,890,407*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 32.4%*
12	TYPE OF REPORTING PERSON* IN

*Consists of 1,085,701 Class A common shares and 12,566,261 Class B common shares held directly by FRC IV and 18,962 Class A common shares and 219,483 Class B common shares held directly by FRC IV PF. Each Class B common share is convertible at the option of the holder into one Class A common share. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding Class A common shares only (assuming conversion of the 12,566,261 Class B common shares held by FRC IV and the 219,483 Class B common shares held by FRC IV PF).  If the outstanding number of shares included both Class A and B common shares, this percentage would be 7.3%.

CUSIP NO. 09523Q101	13 G	Page 11 of 17

ITEM 1(A).	NAME OF ISSUER Blue Apron Holdings, Inc.

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES 40 West 23rd Street
New York, NY 10013

ITEM 2(A).	NAME OF PERSONS FILING

This Schedule 13G is filed by FRC IV, FRC IV PF, DGP, UGP, Barnes, Fralic, Hayes, Kopelman and Trenchard. The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

DGP, the general partner of each of FRC IV and FRC IV PF, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by FRC IV and FRC IV PF, except that UGP, the general partner of DGP, may be deemed to have sole power to vote and sole power to dispose of such shares. Barnes, Fralic, Hayes, Kopelman and Trenchard may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by FRC IV and FRC IV PF.

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

First Round Capital

4040 Locust Street

Philadelphia, PA 19104

ITEM 2(C)	CITIZENSHIP

FRC IV, FRC IV PF and DGP are each a Delaware limited partnership. UGP is a Delaware limited liability company. Barnes, Fralic, Hayes, Kopelman and Trenchard are United States citizens.

ITEM 2(D) AND (E).	TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER Common Stock

CUSIP # 09523Q101

ITEM 3.	Not Applicable.

ITEM 4.	OWNERSHIP Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

CUSIP NO. 09523Q101	13 G	Page 12 of 17

(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class: See Row 11 of cover page for each Reporting Person.*

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

* Percentages calculated using a denominator of 30,042,687 shares of Class A Common Stock of the Issuer, $0.0001 par value, outstanding as of September 30, 2017 as reported by the Issuer on Form 10-Q dated November 3, 2017.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreement of each of FRC IV, FRC IV PF and DGP and the limited liability company agreement of UGP, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member, as the case may be.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP. Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP. Not applicable.

ITEM 10.	CERTIFICATION. Not applicable.

CUSIP NO. 09523Q101	13 G	Page 13 of 17

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 5, 2018

First Round Capital Management IV, LLC

First Round Capital Management IV, L.P.
By First Round Capital Management IV, LLC, its general partner

First Round Capital IV, L.P.
By First Round Capital Management IV, L.P., its general partner
By First Round Capital Management IV, LLC,
its general partner

First Round Capital IV Partners Fund, L.P.
By First Round Capital Management IV, L.P., its general partner
By First Round Capital Management IV, LLC,
its general partner

Phineas Barnes Christopher Fralic Robert Hayes Joshua Kopelman William Trenchard

By:	/s/ Jeffrey Donnon	By:	/s/ Jeffrey Donnon
	Jeffrey Donnon, Chief Financial Officer/Attorney-In-Fact for the above-listed entities*		Jeffrey Donnon, Attorney-In-Fact for the above-listed individuals*

*Signed pursuant to a Power of Attorney already on file with the appropriate agencies.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	15
Exhibit B: Power of Attorney	16

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Class A Common Stock of Blue Apron Holdings, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: February 5, 2018

First Round Capital Management IV, LLC

First Round Capital Management IV, L.P.
By First Round Capital Management IV, LLC, its general partner

First Round Capital IV, L.P.
By First Round Capital Management IV, L.P., its general partner
By First Round Capital Management IV, LLC,
its general partner

First Round Capital IV Partners Fund, L.P.
By First Round Capital Management IV, L.P., its general partner
By First Round Capital Management IV, LLC,
its general partner

Phineas Barnes Christopher Fralic Robert Hayes Joshua Kopelman William Trenchard

By:	/s/ Jeffrey Donnon	By:	/s/ Jeffrey Donnon
	Jeffrey Donnon, Chief Financial Officer/Attorney-In-Fact for the above-listed entities*		Jeffrey Donnon, Attorney-In-Fact for the above-listed individuals*

*Signed pursuant to a Power of Attorney already on file with the appropriate agencies.

exhibit B

Power of Attorney

KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned hereby constitutes and appoints Jeffrey Donnon his or its true and lawful attorney-in-fact (the “Attorney-in-Fact”) to:

(1)       execute for and on behalf of each undersigned (a “Reporting Person”) any and all reports, notices, communications and other documents (including, but not limited to, reports on Schedule 13D, Schedule 13G, Form 13H, Form 13-F, Form 3, Form 4 and Form 5) that such Reporting Person may be required to file with the United States Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended (collectively, the “Reports”) with respect to each Reporting Person’s (a) status as an officer or director of, or (b) ownership of, or transactions in, securities of, any entity whose securities are beneficially owned (directly or indirectly) by such Reporting Person (each, a “Company”);

(2)       do and perform any and all acts for and on behalf of each Reporting Person which may be necessary or desirable to complete and execute any such Reports and timely file such forms and schedules with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

(3)       take any other action of any type whatsoever in connection with the foregoing which, in the opinion of either such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by either such attorney-in-fact on behalf of the undersigned, pursuant to this Power of Attorney, shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in his discretion.

The undersigned hereby grants to the Attorney-in-Fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary, and proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or his substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that no such attorney-in-fact, in serving in such capacity at the request of the undersigned, is hereby assuming, nor is the Company hereby assuming, any of the undersigned’s responsibilities to comply with Section 16 or Section 13 of the Securities Exchange Act of 1934.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4 and 5 or Schedules 13G/D with respect to the undersigned’s holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the Attorney-in-Fact. Each Reporting Person acknowledges that the Attorney-in-Fact, in serving in such capacity at the request of the undersigned, is not hereby assuming any of the undersigned’s responsibilities to comply with state or federal securities laws.

[Signatures on the Following Page.]

IN WITNESS WHEREOF, each of the undersigned has caused this Power of Attorney to be executed as of this 21st day of June, 2017.

First Round Capital Management IV, LLC By: /s/ Joshua Kopelman Name: Joshua Kopelman Title: Managing Member

First Round Capital IV, LP.

By: First Round Capital Management IV, L.P.,

Its: General Partner

By: First Round Capital Management IV, LLC,

Its: General Partner

By: /s/ Joshua Kopelman

Name: Joshua Kopelman

Title: Managing Member

First Round Capital Management IV, L.P. By: First Round Capital Management IV, LLC, Its: General Partner By: /s/ Joshua Kopelman Name: Joshua Kopelman Title: Managing Member

First Round Capital IV Partners Fund, LP.

By: First Round Capital Management IV, L.P.,

Its: General Partner

By: First Round Capital Management IV, LLC,

Its: General Partner

By: /s/ Joshua Kopelman

Name: Joshua Kopelman

Title: Managing Member

FRC Partnership IV, L.P. By: FRC Partnership IV, LLC, Its: General Partner By: /s/ Joshua Kopelman Name: Joshua Kopelman Title: Managing Member	FRC Partnership IV, LLC By: /s/ Joshua Kopelman Name: Joshua Kopelman Title: Managing Member
/s/ Joshua Kopelman Joshua Kopelman	/s/ Phineas Barnes Phineas Barnes
/s/ Christopher Fralic Christopher Fralic	/s/ Robert Hayes Robert Hayes